

One Corporate Center
Rye, NY 10580-1422
Tel. (914) 921-7732
Fax (914) 921-5384
pgoldstein@gabelli.com

RESEARCH

GAMCO Asset Management Inc.

October 1, 2009

William E. Niles
Executive Vice President,
General Counsel and Secretary
Ascent Media Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112

Re: Shareholder Proposal

Dear Mr. Niles:

I am enclosing on behalf of GAMCO Asset Management Inc. ("GAMCO"), a stockholder proposal and supporting statement. Under Rule 14a-8 of the Securities Exchange Act of 1934, we are requesting that Ascent Media Corporation ("Ascent") include the proposal in its proxy statement for the 2010 Annual Meeting of Stockholders. GAMCO is proposing a resolution that urges the stockholders to vote to request that the Board of Directors redeem the preferred share purchase rights issued pursuant to the Rights Agreement, dated as of September 17, 2008, as amended.

Currently, GAMCO beneficially owns approximately 1,093,551 shares of the Ascent Series A Common Stock. According to our information, this represents 8.15% of the outstanding Series A Common Stock. GAMCO has been the beneficial owner of at least $2,000 in market value or 1% of the outstanding Series A Common Stock of Ascent for at least one year from the date hereof. Attached as Exhibit A is a letter from Citigroup N.A. reflecting that GAMCO has been the beneficial owner of 1,250 shares of the Series A Common Stock of Ascent for which Citibank N.A. serves as custodian since September 26, 2008. Attached as Exhibit B is our initial Schedule 13D filed on December 15, 2008. This schedule and all amendments to the Schedule 13D of GAMCO are readily available in the EDGAR database on the web site of the Securities and Exchange Commission, www.sec.gov.

I have also enclosed a certification on behalf of GAMCO attesting to the fact that GAMCO has been a beneficial owner of at least $2,000 in market value or 1% of the outstanding Series A Common Stock from September 26, 2008 to the present. It also

certifies that GAMCO intends to continue its beneficial ownership of such securities through the date on which Ascent holds its 2010 annual meeting.

We appreciate your consideration of this request. If you require any additional information, please do not hesitate to contact me at (914) 921-7732.

Sincerely,

Peter D. Goldstein
Director of Regulatory Affairs

PDG:km

Enclosures





AFFIDAVIT OF PETER D. GOLDSTEIN

STATE OF NEW YORK)
)
COUNTY OF WESTCHESTER)

Peter D. Goldstein, being duly sworn, deposes and says:

1. I am Director of Regulatory Affairs of GAMCO Asset Management Inc. ("GAMCO"). I am fully familiar with facts set forth herein and am authorized to make this affidavit on behalf of GAMCO. I submit this affidavit in connection with the stockholder proposal submitted herewith by GAMCO for inclusion in the proxy statement of Ascent Media Corporation ("Ascent") for Ascent's 2010 Annual Meeting of Stockholders.

2. GAMCO has been beneficial owner of at least 1% or $2,000 in market value of the outstanding Series A Common Stock of Ascent throughout the period since no later than September 26, 2008, through the date hereof. GAMCO intends to continue to be the beneficial owner of such securities through the date on which Ascent's 2010 annual meeting is held. A representative of GAMCO intends to appear in person or by proxy at the meeting to bring up the matter specified in this notice.

Peter D. Goldstein

Sworn to before me this
1st day of October, 2009

Notary Public

GEORGE MALDONADO
Notary Public - State of New York
NO. 01MA6166667
Qualified in Westchester County
My Commission Expires 5-21-2011

STOCKHOLDER PROPOSAL

RESOLVED: *that the stockholders of Ascent Media Corporation (the "Company") request the Board of Directors redeem the preferred share purchase rights issued pursuant to the Rights Agreement, dated as of September 17, 2008, as amended, unless the holders of a majority of the outstanding shares of common stock approve the issuance at a meeting of the stockholders held as soon as practical.*

SUPPORTING STATEMENT

As of September 17, 2008, the Board of Directors adopted a Rights Agreement. The Rights represent a corporate anti-takeover device, commonly known as a "poison pill." Absent Board intervention, the Rights are exercisable when a person or group acquires a beneficial interest in 15% or more of the outstanding common stock of the Company. Under certain circumstances, the Rights may be exercisable when a person or group acquires a beneficial interest in 10% or more of the outstanding common stock of the Company. Once exercisable, the Rights entitle holders to purchase shares of the Company's Junior Participating Preferred Stock.

We oppose the use of Rights to prevent a potential bidder from effecting any merger or tender offer that is not approved by the Board of Directors. A poison pill stops a potential bidder from taking their offer directly to the stockholders even if an overwhelming majority would have accepted the offer. The potential bidder must instead negotiate with management, and a Board or management may sometimes have interests that conflict with interests of the stockholders. In effect, the pill allows a Board to arrogate to itself the sole right to determine what price a potential buyer must pay to acquire the entire company. The power of stockholders to accept an offer by a potential bidder provides an important check and balance on management and the Board in their stewardship of the stockholders' interests. We believe the stockholders should retain the right to decide for themselves what represents a fair price for their holdings.

WE URGE STOCKHOLDERS TO VOTE IN FAVOR OF THIS PROPOSAL.

Exhibit A.

29.09.09

To Whom It May Concern:

This will confirm that GAMCO Asset Management Inc. has had trading authority (which includes the power to dispose, or to direct the disposition of securities) over 1,250 shares of the Series A Common Stock of Ascent Media Corporation held in an account on behalf of the Skandia U.S. All Cap Value Fund at Citibank NA from September 26, 2008 through the date hereof.



Gary Pike
Vice President
Financial Institutions Group
Corporate Investment Bank
Citi

Citigroup N.A. London Branch   Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, United Kingdom
Tel +44 (0) 20 7986 4000   Fax +44 (0) 20 7986 2266

Registered office at above address. Registered Number 1763297 England. Regulated by the FSA

Exhibit B.

Initial Schedule 13D referenced in Exhibit A, filed on December 15, 2008 (complete filing available on EDGAR).